==============================================================================

		      SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C.  20549
			   -----------------------


				 FORM 11-K


		/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
		  OF THE SECURITIES EXCHANGE ACT OF 1934

		For the fiscal year ended December 31, 1999

				    OR

      / / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
			     EXCHANGE ACT OF 1934

	     For the transition period from        to
					    ------    ------

		       Commission File No. 333-69895

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

	    THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

			   OHIO CASUALTY CORPORATION
			       9450 SEWARD ROAD
			     FAIRFIELD,  OH  45014



				  Page 1 of 19
==============================================================================

			      REQUIRED INFORMATION


The Ohio Casualty Insurance Company Employee Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of net assets available for the benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

The following exhibit is being filed herewith:

Exhibit No.                     Description
-----------                     -----------
    23                          Independent Accountant's Consent

				  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


THE OHIO CASUALTY INSURANCE
COMPANY EMPLOYEE SAVINGS PLAN


By:  The Ohio Casualty Insurance Company Employee Savings Plan Retirement
     Committee



June 27, 2000                       /s/Elizabeth M. Riczko
				    ------------------------------------------
				    Elizabeth M. Riczko, Senior Vice President
				    (on behalf of Registrant and as Principal
				    Accounting Officer)

				  APPENDIX 1


THE OHIO CASUALTY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS OF NET ASSETS AVAILABLE FOR THE BENEFITS OF THE PLAN AS OF DECEMBER 31, 1999 AND 1998, AND THE CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1999, SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999 AND INDEPENDENT ACCOUNTANT'S REPORT.

		    THE OHIO CASUALTY EMPLOYEE SAVINGS PLAN

			       TABLE OF CONTENTS

------------------------------------------------------------------------------

									 Pages
									 -----
Report of Independent Accountants.....................................       6

Financial Statements:

	Statements of Net Assets Available for Plan Benefits
	  by Fund Information as of December 31, 1999 and 1998........     7-8

	Statement of Changes in Net Assets Available for
	  Plan Benefits by Fund Information for the year ended
	  December 31, 1999 ..........................................    9-10

	Notes to the Financial Statements.............................   11-16

Supplement Schedules:

	Line 27A-Schedule of Assets Held for Investment Purposes
	  at December 31, 1999 .......................................      17

	Line 27D-Schedule of Reportable Transactions
	  for the year ended December 31, 1999 .......................      18

Consent of Independent Accountants ...................................      19

		       Report of Independent Accountants



To the Retirement Committee of
The Ohio Casualty Insurance Company
Employee Savings Plan


In our opinion, the accompanying statements of net assets available for the benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Ohio Casualty Insurance Company Employee Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Assets Held for Investment Purposes and (2) Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP


June 16, 2000

THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEES SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND INFORMATION as of December 31, 1999

					     ----------------------------------------------------------
					       Fund C         Fund D          Fund E           Fund F
					     -----------    -----------   ---------------   -----------
									  CT&T FDS Montag     Vanguard
					       Company       Interest        & Caldwell       Balanced
						Stock         Income        Growth Fund      Index Fund
					     -----------    -----------   ---------------   ------------
Assets:
  Investments, at fair value:
    Cash and cash equivalents                $         -    $     1,000     $        -      $         -
    Ohio Casualty Corporation common stock    38,073,201
    Group annuity contracts                                  37,265,007
    CT&T FDS Montag & Caldwell Growth Fund                                   9,717,796
    Vanguard Balanced Index Fund                                                             10,247,518
    ICAP FDS Equity Portfolio
    Vanguard Institutional Index Fund
    T. Rowe Price Small-Cap Stock Fund
    Loans to participants
					     ------------   ------------  ---------------   ------------
      Subtotal                                38,073,201     37,266,007      9,717,796       10,247,518

  Accrued Interest                                 1,025        119,154            382            2,356
  Receivable from sale of securities           1,118,099
					     ------------   ------------  ---------------   ------------
    Total assets                              39,192,325     37,385,161      9,718,178       10,249,874

Liabilities:
  Cash overdraft                              (1,215,629)
  Miscellaneous payable                              (34)          (110)                            (60)
					     ------------   ------------  ---------------   ------------
    Total liabilities                         (1,215,663)          (110)             -              (60)
					     ------------   ------------  ---------------   ------------
      Net assets available for plan
	benefits                             $37,976,662    $37,385,051     $9,718,178      $10,249,814
					     ============   ============  ===============   ============

					     ------------------------------------------------------------------------
						Fund G         Fund H          Fund I
					     ------------   -------------   -------------
							      Vanguard      T. Rowe Price
					       ICAP FDS     Institutional     Small-Cap
					      Equity Fund    Index Fund       Stock Fund    Loan Fund       Total
					      -----------   -------------   -------------  ----------   -------------
Assets:
  Investments, at fair value:
    Cash and cash equivalents                 $        -    $     1,000     $        -     $        -    $      2,000
    Ohio Casualty Corporation common stock                                                                 38,073,201
    Group annuity contracts                                                                                37,265,007
    CT&T FDS Montag & Caldwell Growth Fund                                                                  9,717,796
    Vanguard Balanced Index Fund                                                                           10,247,518
    ICAP FDS Equity Portfolio                  6,586,166                                                    6,586,166
    Vanguard Institutional Index Fund                        26,533,908                                    26,533,908
    T. Rowe Price Small-Cap Stock Fund                                       3,949,564                      3,949,564
    Loans to participants                                                                   2,522,184       2,522,184
					      -----------   -------------   -------------  ----------   -------------
      Subtotal                                 6,586,166     26,534,908      3,949,564      2,522,184    $134,897,344

  Accrued Interest                                 4,351             55          3,949                        131,272
  Receivable from sale of securities                                                                        1,118,099
					      -----------   -------------   -------------  ----------   -------------
    Total assets                               6,590,517     26,534,963      3,953,513      2,522,184     136,146,715

Liabilities:
  Cash overdraft                                                                                           (1,215,629)
  Miscellaneous payable                              (32)           (47)            (6)                          (289)
					      -----------   -------------   -------------  ----------   -------------
    Total liabilities                                (32)           (47)            (6)             -      (1,215,918)
					      -----------   -------------   -------------  ----------   -------------
      Net assets available for plan
	benefits                              $6,590,485    $26,534,916     $3,953,507     $2,522,184    $134,930,797
					      ===========   =============   =============  ==========   ==============

  The accompanying notes are an integral part of the financial statements.

THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEES SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND INFORMATION as of December 31, 1998

						---------------------------------------------------------
						   Fund C         Fund D         Fund E          Fund F
						------------   -----------     -----------   ------------
											      Dodge & Cox
						   Company        Interest     Dodge & Cox      Balanced
						    Stock          Income       Bond Fund         Fund
						------------   ------------    -----------   ------------
Assets:
  Investments, at fair value:
    Cash and cash equivalents                   $    55,968    $    13,457     $      999    $     1,165
    Ohio Casualty Corporation common stock       57,515,780
    Group annuity contracts                                     25,811,570
    Dodge & Cox Bond Fund                                                       2,912,794
    Dodge & Cox Balanced Fund                                                                 14,342,445
    Dodge & Cox Stock Fund
    Vanguard Index 500 Stock
    PBHG Growth Fund
    Loans to participants
						------------   ------------    -----------   ------------
      Subtotal                                   57,571,748     25,825,027      2,913,793     14,343,610

  Contributions receivable - participants               417                            59            594
  Accrued Interest                                    1,037        136,269              5
  Due (to) from other funds                                        547,159         13,067         56,732
						------------   ------------    -----------   ------------
    Total assets                                 57,573,202     26,508,455      2,926,924     14,400,936

Liabilities:
  Miscellaneous payable                                                (55)
						------------   ------------    -----------   ------------
    Total liabilities                                     -            (55)             -              -
						------------   ------------    -----------   ------------
      Net assets available for plan benefits    $57,573,202    $26,508,400     $2,926,924    $14,400,936
						============   ============    ===========   ============


						-------------------------------------------------------------------------
						   Fund G         Fund H         Fund I
						------------   -----------    ------------    -----------    ------------
								Vanguard
						Dodge & Cox     Index 500      PBHG Growth
						 Stock Fund     Stock Fund         Fund        Loan Fund         Total
						------------   ------------   ------------    -----------    -------------
Assets:
  Investments, at fair value:
    Cash and cash equivalents                   $     1,000    $     1,000     $    1,360     $        -     $     74,949
    Ohio Casualty Corporation common stock                                                                     57,515,780
    Group annuity contracts                                                                                    25,811,570
    Dodge & Cox Bond Fund                                                                                       2,912,794
    Dodge & Cox Balanced Fund                                                                                  14,342,445
    Dodge & Cox Stock Fund                       15,734,711                                                    15,734,711
    Vanguard Index 500 Stock                                    19,832,490                                     19,832,490
    PBHG Growth Fund                                                            8,791,150                       8,791,150
    Loans to participants                                                                      2,890,485        2,890,485
						------------   ------------   ------------    -----------    -------------
      Subtotal                                   15,735,711     19,833,490      8,792,510      2,890,485      147,906,374

  Contributions receivable - participants               924            746             65                           2,805
  Accrued Interest                                        3              5              3                         137,322
  Due (to) from other funds                        (276,587)      (186,560)      (153,811)                              -
						------------   ------------   ------------    -----------    -------------
    Total assets                                 15,460,051     19,647,681      8,638,767      2,890,485      148,046,501

Liabilities:
  Miscellaneous payable                                             (1,085)                                        (1,140)
						------------   ------------   ------------    -----------    -------------
    Total liabilities                                     -         (1,085)             -              -           (1,140)
						------------   ------------   ------------    -----------    -------------
      Net assets available for plan benefits    $15,460,051    $19,646,596     $8,638,767     $2,890,485     $148,045,361
						===========    ============   ============    ===========    =============

  The accompanying notes are an integral part of the financial statements.

THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEES SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND INFORMATION for the year ended December 31, 1999

					  -----------------------------------------------------------
					     Fund C         Fund D                        Fund E
					  -------------   -----------   -----------   ---------------
										      CT&T FDS Montag
					    Company        Interest     Dodge & Cox     & Caldwell
					     Stock          Income       Bond Fund     Growth Fund
					  -------------   -----------   -----------   ---------------

Net appreciation (depreciation) in fair
  value of investments                    $(11,614,280)    $        -   $  (185,869)             -

Investment income:
  Interest                                       7,742      1,505,493           445
  Dividends                                  2,313,865                      159,234
					  -------------   -----------   ------------  ---------------
    Increase (decrease) from investments    (9,292,673)     1,505,493       (26,190)             -

Contributions:
  Participants                                  54,444      1,473,718       364,220
  Employer                                   2,993,485
					  -------------   -----------    -----------  ---------------
    Total contributions                      3,047,929      1,473,718       364,220              -

Benefits and withdrawals                   (12,726,112)    (8,669,541)     (622,898)
Administrative expenses                           (356)       (66,283)           (4)
Election of redistribution among funds
  (see Note 1)                                (249,661)    14,849,566    (2,272,031)     9,718,178
Interfund transfers                           (375,667)     1,783,698      (370,021)
					  -------------   -----------    -----------  ---------------
Increase (decrease) in net assets          (19,596,540)    10,876,651    (2,926,924)     9,718,178

Net assets available for plan benefits:
  Beginning of year                         57,573,202     26,508,400     2,926,924              -
					  -------------   -----------    -----------  ---------------
  End of year                             $ 37,976,662    $37,385,051    $        -     $9,718,178
					  =============   ===========    ===========  ===============

					  -----------------------------------------------------------
							      Fund F                        Fund G
					  --------------   -----------    ------------   ------------
					    Dodge & Cox      Vanguard
					      Balanced       Balanced      Dodge & Cox     ICAP FDS
						Fund        Index Fund      Stock Fund    Equity Fund
					   -------------   -----------    ------------   -------------
Net appreciation (depreciation) in fair
  value of investments                    $  1,001,547    $         -    $  2,553,818     $        -

Investment income:
  Interest                                       2,395                          4,502
  Dividends                                    590,836                        347,806
					   -------------  ------------    ------------   -------------
    Increase (decrease) from investments     1,594,778              -       2,906,126              -

Contributions:
  Participants                               1,591,543                      2,111,464
  Employer
					   -------------  ------------    ------------   -------------
    Total contributions                      1,591,543              -       2,111,464              -

Benefits and withdrawals                    (2,659,763)                    (3,588,640)
Administrative expenses                             (2)                            (7)
Election of redistribution among funds
   (see Note 1)                            (14,108,678)    10,249,814     (16,580,818)     6,590,485
Interfund transfers                           (818,814)                      (308,176)
					   -------------  ------------    ------------   -------------
Increase (decrease) in net assets          (14,400,936)    10,249,814     (15,460,051)     6,590,485

Net assets available for plan benefits:
  Beginning of year                         14,400,936              -      15,460,051              -
					   -------------  ------------    ------------   -------------
  End of year                              $         -    $10,249,814     $         -     $6,590,485
					   =============  ============    ============   =============

  The accompanying notes are an integral part of the financial statements.

THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEES SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND INFORMATION for the year ended December 31, 1999

					   -----------------------------------------------------------
							     Fund H                          Fund I
					   -------------  -------------  -------------   -------------
					     Vanguard       Vanguard                     T. Rowe Price
					    Index 500     Institutional    PBHG Growth     Small-Cap
					    Stock Fund      Index Fund        Fund         Stock Fund
					   -------------  -------------  -------------   -------------
Net appreciation (depreciation) in fair
  value of investments                     $  2,896,149    $ 1,031,483   $  6,626,095     $        -

Investment income:
  Interest                                          192             55          4,062
  Dividends                                     182,262         84,028
					   -------------  -------------  -------------   -------------
    Increase (decrease) from investments      3,078,603      1,115,566      6,630,157              -

Contributions:
  Participants                                2,855,857        122,545      1,287,254
  Employer
					   -------------  -------------  -------------   -------------
    Total contributions                       2,855,857        122,545      1,287,254              -

Benefits and withdrawals                     (3,489,362)      (284,469)    (1,377,552)
Administrative expenses                              (9)                           (6)
Election of redistribution among funds
   (see Note 1)                             (23,297,369)    25,216,688    (14,069,681)     3,953,507
Interfund transfers                           1,205,684        364,586     (1,108,939)
					   -------------  -------------  -------------   -------------
Increase (decrease) in net assets           (19,646,596)    26,534,916     (8,638,767)     3,953,507

Net assets available for plan benefits:
  Beginning of year                          19,646,596                     8,638,767
					   -------------  -------------  -------------   -------------
  End of year                              $          -    $26,534,916   $          -     $3,953,507
					   =============  =============  =============   =============

					    ------------------------------

					      Loan Fund          Total
					    -------------   --------------
Net appreciation (depreciation) in fair
  value of investments                       $        -      $  2,308,943

Investment income:
  Interest                                      226,628         1,751,514
  Dividends                                                     3,678,031
					    -------------   --------------
    Increase (decrease) from investments        226,628         7,738,488

Contributions:
  Participants                                                  9,861,045
  Employer                                                      2,993,485
					    -------------   --------------
    Total contributions                               -        12,854,530

Benefits and withdrawals                       (222,578)      (33,640,915)
Administrative expenses                                           (66,667)
Election of redistribution among funds
   (see Note 1)                                                         -
Interfund transfers                            (372,351)                -
					    -------------   --------------
Increase (decrease) in net assets              (368,301)      (13,114,564)

Net assets available for plan benefits:
  Beginning of year                           2,890,485       148,045,361
					    -------------   --------------
  End of year                                $2,522,184      $134,930,797
					    =============   ==============

  The accompanying notes are an integral part of the financial statements.

THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEES SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

1.  PLAN DESCRIPTION:

    The following description of The Ohio Casualty Insurance Company Employee Savings Plan (the Plan) provides only general information. Reference should be made to the Plan Agreement and The Ohio Casualty Employee Benefits Manual for a complete description of the Plan.

    a. GENERAL: The Plan, which is subject to provisions of the Employees Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan covering all eligible employees of the Company who have elected to participate.

	Effective January 1, 1999, the Ohio Casualty Corporation Stock Fund (Fund C) was converted to an Employee Stock Ownership Plan, or ESOP, to allow participants to elect to receive directly the payment of dividends on their proportional shares of Ohio Casualty Stock in the Employee Savings Plan rather than reinvesting them in the plan. Fund C will consist of two subaccounts, an "ESOP Subaccount" and a "nonESOP Subaccount". The ESOP Subaccount will consist of all monies invested in Company Stock that are attributable to Company Contributions, Post-Tax Contributions and Pre-Tax Contributions made in Plan Years before the current Plan Year and Rollover Contributions reduced by any amounts that were transferred out of the ESOP Subaccount to the nonESOP portion of the Plan in accordance with the Plan Agreement.
	On January 1 of each Plan Year, all amounts then held in Fund C within the nonESOP Subaccount are transferred to the ESOP Subaccount.

	Effective July 1, 1998, the Plan was amended to include the following changes:

	  - The Plan's eligibility requirements for participants was changed to 18 years of age without any service requirement. Previously the eligibility requirement was 21 years of age with 1 year of service.

	  - The employee contribution maximum per year was increased from 16% to 22% of the employees' pay.

	  - Participants will become immediately 100% vested in the value of the Ohio Casualty Insurance Company (the Company) matching contributions made on their behalf. This was changed from a gradual vesting period with 100% vesting occurring after 5 years of service or 2 years of Plan participation.

	  - The Company's supplemental match, which was based on the Company's loss and expense ratio, was eliminated.

NOTES TO THE FINANCIAL STATEMENTS

1.  CONTINUED:

	Effective January 1, 2000, the Plan was amended to eliminate four existing funds and add four new funds. The funds eliminated include the Dodge & Cox Bond Fund, the Dodge & Cox Balanced Fund, the Dodge & Cox Stock Fund, and the PBHG Growth Fund. The new funds include the CT&T FDS Montag & Caldwell Growth Fund (Fund E), the Vanguard Balanced Index Fund (Fund F), the ICAP FDS Equity Fund (Fund G), and the T. Rowe Price Small-Cap Stock Fund Index (Fund I). The reallocation from the eliminated funds to new or existing funds took place at the markets' close on December 31, 1999.

    b. CONTRIBUTIONS: Participants may contribute between 1-22% of their gross salary, either before or after-tax. The Company will match
	50% of the first 6% of compensation that a participant contributes to the Plan. Effective July 1, 1998, employees are 100% vested in the value of their contributions and their investment earnings, as well as 100% vested in the value of the Company contributions and their investment earnings. Prior to July 1, 1998, Company contributions were fully vested after 5 years of service or 2 years of participation in the Plan.

    c. PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions and an allocation of fund earnings. Allocations of fund earnings are based on participant's account balances, as defined by the Plan. The participant is entitled to their fully vested account balance.

    d. INVESTMENT OPTIONS: Participants direct the investment of their contributions. The prospectuses for these investment options describe the funds as follows:

	  - Company Fund (Ohio Casualty Stock) - Funds are invested in Ohio Casualty Corporation Stock.

	  - Interest Income (Cash Equivalents; Collective Trust Funds) - Funds are invested in guaranteed interest contracts, bank investment contracts and short-term government money market investments for current income preservation while maintaining high liquidity.

	  - Dodge & Cox Bond Fund (Fixed Income Fund) - Funds are invested in a diversified portfolio of fixed-income securities, including U.S. government bonds, investment-grade securities, CD's and commercial paper for a high and stable rate of current income with long-term preservation of capital. (DISCONTINUED EFFECTIVE JANUARY 1, 2000)

	  - Montag & Caldwell Fund (Large Cap Growth Equity Fund) - Funds are invested primarily in common stocks and convertible securities for long-term capital appreciation, and secondarily, current income. (NEW FUND EFFECTIVE JANUARY 1, 2000)

NOTES TO THE FINANCIAL STATEMENTS

1.  CONTINUED:

	  - Dodge & Cox Balanced Fund (Equity Growth & Income Fund) - Funds are invested in common stock and fixed-income securities for regular income, conservation of principal, and an opportunity for long-term growth of principal and income. (DISCONTINUED EFFECTIVE JANUARY 1, 2000)

	  - Vanguard Balanced Index Fund (Balanced Index) - Funds are invested in equities and fixed-income securities for current income together with growth of income and capital over time. (NEW FUND EFFECTIVE JANUARY 1, 2000)

	  - Dodge & Cox Stock Fund (Growth & Income Fund) - Funds are invested in the common stock, preferred stocks and securities convertible into common stock of well-established companies with long-term growth of principal and income. (DISCONTINUED EFFECTIVE JANUARY 1, 2000)

	  - ICAP Large-Cap Value Equity Fund (Large-Cap Value Equity) - Funds are invested in stocks of large and mid capitalization companies for a superior total return. (NEW FUND EFFECTIVE JANUARY 1, 2000)

	  - Vanguard Institutional Index Fund - Funds are generally invested in stocks, seeking investment results that correspond with the price and yield performance of the Standard & Poors' (S&P) 500 Index. (FORMERLY THE VANGUARD INDEX 500 STOCK FUND)

	  - PBGH Growth Fund - Funds are invested primarily in common stock that possess the potential to appreciate significantly and attain strong growth in earnings. (DISCONTINUED EFFECTIVE JANUARY 1, 2000)

	  - T. Rowe Price Small-Cap Equity Fund (Small-Cap Equity Fund) - Provides long-term capital growth by investing primarily in stocks of small to mid-size companies. (NEW EFFECTIVE JANUARY 1, 2000)

    e. FUND TRANSFERS: During 1999, the Plan was amended to allow the transfer of the assets from the Vanguard Index 500 Fund (Fund H) to the Vanguard Institutional Index Fund (Fund H). The Vanguard Institutional Index Fund provides the same investment objective as the Vanguard Index 500 Fund, while incurring lower operating expenses.

	On December 31, 1999, the investments in the Dodge & Cox Bond Fund, the Dodge & Cox Balanced Fund, the Dodge & Cox Stock Fund, and the PBGH Growth Fund were liquidated and reinvested to the fund of the participants' choice. Participants who had not instructed the Company to transfer their balances in the liquidated funds had any balance remaining automatically transferred on their behalf to the Interest Income Fund (Fund D).

NOTES TO THE FINANCIAL STATEMENTS

1.  CONTINUED:

    f. BENEFIT PAYMENTS: Benefits are payable to employees upon termination of employment, retirement, disability retirement, death, in-service withdrawals, or for financial hardship as defined by the Internal Revenue Service.

2.  ACCOUNTING POLICIES:

    a. BASIS OF ACCOUNTING: The Plan's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

    b. INVESTMENTS: Investments in bonds, notes, and stocks are valued at quoted market prices. Mutual funds are valued at net asset value. The group annuity contracts and investment contracts are valued at contract value as they are considered to be fully benefit-responsive. The crediting interest rates for the contracts were 6.23% and 6.35% as of December 31, 1999 and 1998, respectively. The fair value of the contract approximates contract value.

	Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

	The Plan presents in the statement of changes in net assets available for plan benefits by fund information the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    c. CONTRIBUTIONS: Contributions from participants and the Company are recorded in the month the Company makes payroll deductions from plan participants.

    d.  BENEFIT PAYMENTS:  Benefits are recorded by the Trustee when paid.

    e. ADMINISTRATIVE EXPENSES: Certain costs of administering the Plan are paid by the Company. These costs totaled $317,373 and $307,214 for the years ended December 31, 1999 and 1998, respectively.

    f. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS

3.  PLAN TERMINATION:

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

4.  TAX STATUS:

    The Plan received a favorable determination letter dated December 16, 1998, from the Internal Revenue Service indicating that the Plan is exempt from federal income taxes. The Plan has been amended subsequently; however, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  INVESTMENTS:

    The following investments represent 5% or more of the Plan's net assets:

							 FAIR VALUE
					       ------------------------------
					       DECEMBER 31,      DECEMBER 31,
						   1999              1998
					       ------------------------------
FUND C:
   Ohio Casualty Corporation, common stock     $38,073,201       $57,515,780

FUND D:
   LaSalle National Trust, N.A., collective
     investment Contract                        37,265,007        25,811,570

FUND E:
   CT&T FDS Montag & Caldwell Growth Fund        9,717,796                 -

FUND F:
   Dodge and Cox Balanced Fund (Liquidated
     12/31/99)                                           -        14,342,445
   Vanguard Balanced Index Fund                 10,247,518                 -

FUND G:
   Dodge and Cox Stock Fund (Liquidated
     12/31/99)                                           -        15,734,711

FUND H:
   Vanguard Institutional Index Fund
   (replaced Vanguard Index 500 Stock Fund
     12/14/99)                                  26,533,908        19,832,490

FUND I:
   PBHG Growth Fund (Liquidated 12/31/99)                -         8,791,150


NOTES TO THE FINANCIAL STATEMENTS

6.  LOANS RECEIVABLE - PARTICIPANTS:

    Participants are permitted to borrow from the trust using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lessor of $50,000 reduced by the participants' highest outstanding aggregate balance of loans from the Plan during the previous twelve (12) months, the total value of the employee's before-tax and after-tax accounts, or 50% of the vested value of the participants' accounts. Interest is charged at Chase Manhattan Bank's prime commercial rate plus 1%. Repayments of the loan are arranged through payroll deductions which may be specified up to 130 biweekly payments (five years). At December 31, 1999 there were 620 individual loans outstanding, maturing between January 2000 through December 2004, with interest rates ranging from 8.75% to 10.00%.

7.  BENEFITS PAYABLE:

    Participant benefits and withdrawals payable were $2,002,797 and $2,127,656 as of December 31, 1999 and 1998, respectively, and are included in net assets available for plan benefits. Such amounts are reported as liabilities on Form 5500 filed with the Department of Labor.

THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES at December 31, 1999

	     Investments                        Units/Share        Cost         Fair Value
---------------------------------------------  -------------   -----------     -----------
Cash & Cash Equivalents                              2,000     $     2,000     $     2,000
Company Stock                                    2,370,316      31,111,794      38,073,201
Interest Income                                 37,265,007      37,265,007      37,265,007
CT&T FDS Montag & Caldwell Growth Fund             277,651       9,717,796       9,717,796
ICAP FDS Inc Equity Portfolio                      152,670       6,586,166       6,586,166
T. Rowe Price Small-Cap Stock Fund Index           173,227       3,949,564       3,949,564
Vanguard Balanced Index Fund Inc                   506,801      10,247,518      10,247,518
Vanguard Institutional Index Fund                  197,999      25,594,250      26,533,908
Loans to Participants, with interest rates
  ranging from 8.75% to 10% and maturity dates
  of 2000 through 2004                                                   -       2,522,184
							      ----------------------------
Total Investments                                             $124,474,095    $134,897,344
							      ============================

THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
(SERIES OF TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS)
Year Ended December 31, 1999

					  Purchases                           Dispositions
				   ------------------------     ----------------------------------------
				    Number of                    Number of                       Gain
	     Fund                  Transactions     Cost        Transactions    Proceeds        (Loss)
---------------------------------- ------------ -----------     ------------  -----------    -----------
Chase EOD Bank Liquidity              161       $42,050,802         156       $22,017,204    $         -
Chase Bank Domestic Liquidity Fund      8        14,244,352           8        14,244,353              -
Company Stock                          37         6,090,891           7         2,529,195        792,552
Interest Income                        44        20,801,224          32         9,347,786              -
Dodge & Cox Stock Fund                 48         4,211,324          26        22,406,713      4,716,791
Dodge & Cox Balanced Fund              46         3,357,989          24        18,701,981      2,321,295
CT&T FDS Montag & Caldwell
  Growth Fund                           1         9,717,796           0                 -              -
PBHG FDS Income Growth Fund            32         1,987,417          32        17,404,658      7,146,365
Vanguard Balanced Index Fund Inc        1        10,247,518           0                 -              -
Vanguard Index TR 500 Portfolio        43         4,873,085          22        27,601,726     10,160,770
Vanguard Institutional Index Fund       7        25,895,724           2           393,299         91,825